FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AZN invests $2.5bn in Beijing R&D & manufacturing

21 March 2025

AstraZeneca to invest $2.5 billion in new global strategic R&D centre, biotech agreements and manufacturing in Beijing

AstraZeneca is establishing a new global strategic R&D centre in Beijing, its second in China and sixth worldwide

Investment includes biotech agreements with Harbour BioMed, Syneron Bio and BioKangtai

AstraZeneca today announced an investment of $2.5 billion in Beijing to establish its sixth global strategic R&D centre together with major research and manufacturing agreements that will further advance life sciences in China. This investment over the next five years is part of a strategic partnership with the Beijing Municipal Government and the Beijing Economic-Technological Development Area Administrative Office and includes agreements with three biotechs; Harbour BioMed, Syneron Bio, and BioKangtai, and follows the recent Fibrogen announcement. AstraZeneca expects its Beijing workforce to grow to 1,700 employees.

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: This $2.5 billion investment reflects our belief in the world-class life sciences ecosystem in Beijing, the extensive opportunities that exist for collaboration and access to talent, and our continued commitment to China. Our sixth strategic R&D centre will partner with the cutting-edge biology and AI science in Beijing and be a critical part of our global efforts to bring innovative medicines to patients worldwide.

The new global strategic R&D centre in Beijing, AstraZeneca's second in China following the opening of the Shanghai R&D centre, will advance early-stage research and clinical development and will be enabled by a new state-of-the-art AI and data science laboratory. The new R&D centre will be located near leading biotechs, research hospitals, and the National Medical Products Administration in the Beijing International Pharmaceutical Innovation Park (BioPark).

AstraZeneca is also establishing new R&D collaborations in Beijing. This includes a strategic partnership with the Beijing Cancer Hospital in translational research, data science, and clinical development. AstraZeneca is signing two collaboration and licensing agreements; one with Harbour BioMed to discover multi-specific antibodies, and one with Syneron Bio to develop macro-cyclic peptides.

In addition, AstraZeneca is launching a new joint venture with BioKangtai, to develop, manufacture, and commercialise innovative vaccines for respiratory and other infectious diseases for patients in China and around the world. This will be AstraZeneca's first and only vaccine manufacturing facility in China, which will be located in the Beijing BioPark.

To support the development of the Beijing innovation ecosystem, Pascal Soriot, CEO AstraZeneca, has been invited to join the Beijing International Business Leaders Advisory Council (IBLAC).

Notes

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 March 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary